Exhibit 21.1

EXHIBIT 21.1 – LIST OF SUBSIDIARIES

Banks.com, Inc. has seven wholly-owned subsidiaries.

Banks.com, Inc. holds all of the issued and outstanding equity securities of InterSearch Corporate Services, Inc., a Nevada corporation.

InterSearch Corporate Services, Inc. holds all of the issued and outstanding equity securities of MyStockFund Securities, Inc.

Banks.com, Inc. holds all of the issued and outstanding equity securities of Walnut Ventures, Inc., a Nevada corporation.

Banks.com, Inc. holds all of the issued and outstanding equity securities of La Jolla Internet Properties, Inc., a Nevada corporation.

Banks.com, Inc. holds all of the issued and outstanding equity securities of Internet Revenue Services, Inc., a Nevada corporation.

Banks.com, Inc. holds all of the issued and outstanding equity securities of Overseas Internet Properties, Inc., a Nevada corporation.

Banks.com, Inc. holds all of the issued and outstanding equity securities of Dotted Ventures, Inc., a Nevada corporation.